Mail Stop 4561
      December 9, 2005

Mark A. Chancy
Sr. Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

      Re:	SunTrust Banks, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No.  001-8918


Dear Mr. Chancy:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibit 13.1 - 2004 Annual Report

Management`s Discussion, page 19

Net Interest Income/Margin, page 26

1. We note your disclosure on page 27 that the decline in rate of long-term debt was attributable to shortening the duration of debt through interest rate swaps. Please tell us and in future filings disclose how you use interest rate swaps to shorten the duration of debt. Tell us how you account for this hedging relationship.

Allowance for Loan Losses, page 31

2. We note your disclosure on page 32 that your new allowance for loan loss methodology implemented during 2004 is more granular than in prior periods. Please tell us and in future filings disclose how this new methodology enhances your ability to determine the amount of your allowance for loan losses. Specifically describe how this impacted your allowance for loan losses at December 31, 2004.

3. We note your disclosure on page 33 that the enhancements to the general allowance framework resulted in more losses being identifiable within the pool structure and by loan type. Please tell us and in future filings disclose how these enhancements resulted in more losses being identifiable within the pool structure and how this impacted the amount of your general allowance at December 31, 2004.

Table 23 - Reconciliation of Non-GAAP Measures, page 58

4. We note your disclosure here and in your Management`s Discussion of operating net income or earnings and operating diluted earnings per share. Please tell us how this presentation is consistent with
Item 10(e) of Regulation S-K. Refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.






Consolidated Financial Statements

Note 13 - Long-Term Debt, page 86

5. We note your disclosure that you had notes payable to trusts formed to issue Trust Preferred Securities of $1.9 billion. Please provide us with your proposed disclosures you will use in your December 31, 2005 Form 10-K financial statements to meet the requirements of Rule 3-10(b) of Regulation S-X.

Note 17 - Derivatives and Off-Balance Sheet Arrangements, page 95

6. Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS
133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

7. We note your disclosure on page 96 that a portion of the forward contracts used in hedging your mortgage lending activities have been documented as fair value hedges of specific pools of loans. Please tell us how you hedge the fair value of pools of loans with forward contracts, including the following:

* the specific documented risk being hedged;
* the terms of the hedging instrument and hedged items;
* how the portfolio of loans satisfy the requirements of paragraph 21(a)(1) of SFAS 133; and
* how the documented hedging strategy meets the requirements of paragraph 20(b) of SFAS 133 at inception and on an ongoing basis.

Note 22 - Business Segment Reporting, page 101

8. We note your disclosure on page 102 that during 2004 your "Corporate/Other" segment had a $63,604,000 reduction of provision for loan losses. Please tell us and in future filings disclose how you determine the provision for loan losses for your business segment reporting. Describe the differences in methodology or other factors that resulted in a significant reduction of provision for your "Corporate/Other" segment during 2004 compared to prior years in which you reported additions to the provision for loan losses for this segment.





* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3449
if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

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Mark A. Chancy
SunTrust Banks, Inc.
December 9, 2005
Page 4